SYT Films LLC

Balance Sheet
As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
x3368 TOTAL BUS CHK	6,068.58	11,576.38
Total Bank Accounts	**$6,068.58**	**$11,576.38**
Other Current Assets		
Petty Cash	0.00	4,071.00
Total Other Current Assets	**$0.00**	**$4,071.00**
Total Current Assets	**$6,068.58**	**$15,647.38**
Fixed Assets		
Intangible Assets - Film Production		
Amortization	-5,898.00	-5,898.00
Original cost	245,731.00	245,731.00
Total Intangible Assets - Film Production	**239,833.00**	**239,833.00**
Total Fixed Assets	**$239,833.00**	**$239,833.00**
TOTAL ASSETS	**$245,901.58**	**$255,480.38**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Credit Card x2946	8,852.00	8,832.04
x2946 SYT CC	-9,755.44	-6,708.98
x9397 SYT CC	25,887.90	25,843.94
Total Credit Card x2946	**24,984.46**	**27,967.00**
Total Credit Cards	**$24,984.46**	**$27,967.00**
Total Current Liabilities	**$24,984.46**	**$27,967.00**
Long-Term Liabilities		
Loans - B13, Inc	0.00	0.00
Loans - Vanishing Angle, LLC	0.00	0.00
Total Long-Term Liabilities	**$0.00**	**$0.00**
Total Liabilities	**$24,984.46**	**$27,967.00**
Equity		
Member Equity	234,144.00	237,515.00
Opening Balance Equity	0.00	0.00
Retained Earnings	-10,021.58	8,721.02
Net Income	-3,205.30	-18,722.64
Total Equity	**$220,917.12**	**$227,513.38**
TOTAL LIABILITIES AND EQUITY	**$245,901.58**	**$255,480.38**